Filed by Auxilium Pharmaceuticals, Inc. (SEC File No.: 000-50855) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Auxilium Pharmaceuticals, Inc.

SEC File No.:  000-50855

Date: September 17, 2014

AUXILIUM RESPONDS TO UNSOLICITED PROPOSAL

FROM ENDO INTERNATIONAL

Adopts One Year Stockholder Rights Plan

Chesterbrook, PA, September 17, 2014 — Auxilium Pharmaceuticals, Inc. (NASDAQ: AUXL), a specialty biopharmaceutical company, today confirmed that Auxilium has received an unsolicited, non-binding proposal from Endo International plc (NASDAQ: ENDP) to acquire all of the outstanding shares of Auxilium common stock at a price of $28.10 per share in cash and Endo stock, subject to due diligence, financing and other conditions.  A copy of the unsolicited, non-binding proposal that Auxilium received from Endo on Friday evening is reproduced below.

Consistent with its fiduciary duties and in accordance with its existing merger agreement with QLT Inc., Auxilium’s Board of Directors, in consultation with its financial and legal advisors, will carefully review all aspects of the Endo proposal.

The Board is not withdrawing, modifying, withholding, changing or qualifying its recommendation with respect to its existing merger agreement with QLT Inc., or proposing to do so.

In addition, in light of the unsolicited proposal from Endo, Auxilium announced that the Board has unanimously adopted a one-year stockholder rights plan (the “Plan”) effective September 16, 2014 and declared a dividend distribution of one preferred share purchase right on each outstanding share of Auxilium’s common stock.  QLT Inc. consented to the adoption of the Plan and related matters in accordance with the terms of the merger agreement.  The Plan is intended to ensure that the Board remains in the best position to perform its fiduciary duties and to enable all Auxilium stockholders to receive fair and equal treatment. It is also designed to allow all Auxilium stockholders to realize the long-term value of their investment by reducing the likelihood that any person or group would gain control of Auxilium through open market accumulation or other coercive tactics without appropriately compensating Auxilium’s stockholders for such control or providing the Board sufficient time to make informed judgments.

Under the Plan, stockholders of record at the close of business on September 29, 2014 will receive one right for each share of Auxilium common stock held on that date. Initially, these rights will not be exercisable and will trade with the shares of Auxilium common stock.  If the rights become exercisable, each right will entitle stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $100 per right. The distribution of the rights is not taxable to stockholders, and the Plan is scheduled to expire on September 16, 2015, unless the rights are earlier redeemed or exchanged by Auxilium.

Subject to certain exceptions, the rights will be exercisable if a person or group is deemed to be the beneficial owner of 15 percent or more of Auxilium’s common stock under the Plan, unless the acquisition of the shares was made at a price that at least two-thirds of the Board determines is fair and in the best interests of Auxilium and its stockholders or certain other exceptions apply.  In that instance, each right will entitle its holder (other than such person or members of such group) to purchase, at the exercise price, a number of shares of Auxilium’s common stock having a then-current market value of twice the exercise price.

Subject to certain limited exceptions, rights held by any person or group whose actions trigger the Plan would become void and not be exercisable.

Stockholders are not required to take any action to receive the rights distribution. Until the rights become exercisable, they will trade with the shares of Auxilium’s common stock. The Plan will not have an impact on the reported earnings per share of Auxilium and will not change the manner in which Auxilium’s common stock is currently traded.

Additional details about the Plan will be contained in a Form 8-K to be filed by Auxilium with the U.S. Securities and Exchange Commission.

Deutsche Bank Securities Inc. is acting as financial advisor to Auxilium. Willkie Farr & Gallagher LLP, Skadden, Arps, Slate, Meagher & Flom LLP, and Morgan, Lewis & Bockius LLP are acting as legal advisors to Auxilium.

About Auxilium

Auxilium Pharmaceuticals, Inc. is a fully integrated specialty biopharmaceutical company with a focus on developing and commercializing innovative products for specialist audiences. With a broad range of first- and second-line products across multiple indications, Auxilium is an emerging leader in the men’s healthcare area and has strategically expanded its product portfolio and pipeline in orthopedics, dermatology and other therapeutic areas. Auxilium now has a broad portfolio of 12 approved products. Among other products in the U.S., Auxilium markets edex® (alprostadil for injection), an injectable treatment for erectile dysfunction, Osbon® ErecAid®, the leading device for aiding erectile dysfunction, STENDRA® (avanafil), an oral erectile dysfunction therapy, TESTOPEL® (testosterone pellets) a long-acting implantable testosterone replacement therapy, XIAFLEX® (collagenase clostridium histolyticum or CCH) for the treatment of Peyronie’s disease and XIAFLEX for the treatment of Dupuytren’s contracture, Testim® (testosterone gel) for the topical treatment of hypogonadism and an Authorized Generic version of Testim (testosterone gel) with its partner Prasco, LLC. Auxilium also has programs in Phase 2 clinical development for the treatment of Frozen Shoulder syndrome and cellulite. To learn more, please visit www.Auxilium.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the proposed merger of Auxilium and QLT, QLT filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Auxilium and QLT that also constitutes a preliminary prospectus of QLT (the “Form S-4”). The Form S-4 has not yet been declared effective by the SEC and is not complete and will be further amended. Auxilium and QLT plan to mail the definitive joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT / PROSPECTUS, BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the Form S-4, as well as other filings containing information about Auxilium and QLT, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also at the website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com. You may also obtain these documents, free of charge, from Auxilium’s website (www.Auxilium.com) under the heading “Investors—SEC Filings” or by directing a request to Auxilium, Attention: Investor Relations, 640 Lee Road, Chesterbrook, PA 19087. You may also obtain these documents, free of charge, from QLT’s website (www.qltinc.com) under the tab “Investors” and then under the headings “Securities Filings” and “Proxy Circulars” or by directing a request to QLT, Attention: Investor Relations, 887 Great Northern Way, Suite 250, Vancouver, BC, Canada, V5T 4T5.

Participants in the Solicitation

The respective directors and executive officers of Auxilium and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction between Auxilium and QLT. Information regarding Auxilium’s directors and executive officers is available in its definitive proxy statement filed with the SEC by Auxilium on April 10, 2014, and information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K/A filed with the SEC and applicable Canadian securities regulators by QLT on April 30, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and the applicable Canadian securities regulators when they become available.

Forward Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, which discuss matters that are not facts, and may include words to indicate their uncertain nature such as “believe,” “expect,” anticipate,” “intend,” “plan,” “could,” “estimate,” “project,” “will,” and “target.” Our forward-looking statements convey management’s expectations, beliefs, plans and objectives regarding future performance of Auxilium and are based upon preliminary information and management assumptions. While Auxilium may elect to update the forward-looking statements made in this news release in the future, Auxilium specifically disclaims any obligation to do so. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by Auxilium and QLT stockholders; the risk that a condition to closing of the merger with QLT may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger with QLT cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Auxilium and QLT operations will be greater than expected; if the transaction is consummated, the adequacy of the capital resources of the combined company following the merger with QLT (“New Auxilium”); the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes, including changes in tax laws or interpretations that could increase New Auxilium’s or Auxilium’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Auxilium being treated as a domestic corporation for United States federal tax purposes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the biopharmaceutical and biotechnology industries, as detailed from time to time in each of Auxilium’s and QLT’s reports filed with the SEC and, in QLT’s case, the CSA. There can be no assurance that the proposed merger with QLT will in fact be consummated. Our SEC filings may be accessed electronically by means of the SEC’s home page on the Internet at http://www.sec.gov or by means of Auxilium’s home page on the Internet at http://www.auxilium.com under the heading “Investors — SEC Filings.” There may be additional risks that Auxilium does not presently know or that Auxilium currently believes are immaterial which could also cause actual results to differ from those contained in the forward-looking statements.

Auxilium Contacts:
Keri P. Mattox / SVP, IR &	Nichol L. Ochsner / Senior Director, IR &
Corporate Communications	Corporate Communications
Auxilium Pharmaceuticals, Inc.	Auxilium Pharmaceuticals, Inc.
(484) 321-5900	(484) 321-5900
kmattox@auxilium.com	nochsner@auxilium.com

Endo
1400 Atwater Drive
Malvern, PA 19355
Office: 484.216.4123
Email: desilva.rajiv@endo.com
www.endo.com

Rajiv De Silva

President and Chief Executive Officer

September 12, 2014

Adrian Adams

Chief Executive Officer

Auxilium Pharmaceuticals Inc.

640 Lee Road

Chesterbrook, PA 19087

Dear Adrian:

We have actively followed Auxilium Pharmaceuticals Inc. (“Auxilium”) for the past few years in light of the highly complementary nature of our two companies’ commercial portfolios and the recent success and positive growth trajectory being delivered around Xiaflex®. Additionally, we have been very impressed with the steps that management has taken in positioning the company for significant future success. We believe a strategic combination between Endo International plc (“Endo”) and Auxilium has a compelling strategic logic and represents an extraordinary opportunity for our respective stockholders, employees, customers and patients.

We are convinced that Endo’s leading presence in pain and men’s health, coupled with our R&D capabilities and considerable financial resources, could drive increased adoption and even stronger performance of Xiaflex®, could accelerate development of the product in potential new indications, and optimize the broader portfolio of products at Auxilium. In addition, our strong and respected generics presence through our Qualitest subsidiary would position the combined company to maximize the value of Testim® as the topical low-T market enters the era of genericization.

From a financial perspective, we strongly believe that the financial terms and transaction we are proposing represent a compelling opportunity for our respective shareholders and will provide the ability to accelerate growth and deliver immediate and meaningful accretion to the combined company. Your shareholders will benefit from the substantial premium we are offering with the ability to monetize a portion of their investment while, as shareholders in the combined company, maintaining future upside to the operational synergies and growth resulting from the transaction. In consideration of the foregoing, and with the full support of Endo’s Board of Directors, I am pleased to make the following merger proposal.

Financial Terms

Based upon our review of publicly available information, we propose to acquire 100% of Auxilium’s issued and outstanding shares of common stock for a price of $28.10 per share in cash and Endo stock. This acquisition price represents a 1-day premium of 25% to Auxilium’s closing price on September 12, 2014 (even after Auxilium’s 10% increase in the last 3 days), a 42% premium to Auxilium’s average closing price for the previous 30 days and a 44% premium to Auxilium’s average closing price for the previous 60 days. The consideration would include a roughly equal mix of cash and Endo stock, representing an extremely attractive opportunity for Auxilium shareholders to realize value certainty by immediately monetizing a portion of their investment while at the same time meaningfully participating in future upside through ongoing ownership in the combined company’s shares.

Specifically, your shareholders will continue to participate in the strong global growth potential created by the compelling combination of our companies, which will result in a company with a strong and growing branded pharmaceutical business in the U.S. as well as solid businesses and platforms outside the U.S. (e.g., Canada, Mexico) and one of the fastest growing top-10 generics companies in U.S. The combination will collectively be driven by strong organic growth prospects and future strategic M&A transactions. We believe that this transaction is unique in what it accomplishes for your shareholders: a meaningful premium; significant and immediate cash consideration; ownership in a leading global specialty healthcare company where they can benefit from the upside created by our combination; and a highly efficient acquisition platform.

Citigroup, our financial advisor, is highly confident of our ability to fund the transaction through a combination of existing cash on hand and new debt financing. Further, Endo shareholder approval will not be required to complete the issuance of the stock component of the merger consideration.

We believe the above proposal represents an Acquisition Proposal that would constitute a Superior Proposal under Auxilium’s merger agreement with QLT Inc. We also believe that you are required to make this proposal public, and would not object to the use of our name in such disclosure.

Transaction Process and Timing

Our proposal has been discussed extensively with our Board of Directors, and they are very supportive. Given the work we have done to date, our remaining due diligence requirements are confirmatory and, with your cooperation, can be completed in very short order. We are prepared to move expeditiously to reach agreement on transaction terms as soon as possible, and we look forward to working with you to achieve a successful transaction. Our proposal is

2

based on our initial review of publicly available information regarding Auxilium and is subject to the completion of our due diligence review and the negotiation of mutually acceptable definitive transaction agreements containing customary closing conditions.

This letter does not create any binding obligation on the part of either Endo or Auxilium. No such obligation will exist until a mutually acceptable definitive agreement is executed and delivered. In this regard, we are prepared to commence our due diligence review immediately, and we anticipate definitive documentation can be negotiated and agreed to in parallel with the due diligence process. Once a mutually acceptable definitive agreement has been approved by our respective Boards of Directors and signed by the parties, we do not believe there are any obstacles, including regulatory, to completing this transaction expeditiously.

We strongly believe that the combination of our two organizations will deliver maximum benefit for patients while driving accelerated value creation for shareholders. Additionally, we and our financial and legal advisors, Citigroup and Sullivan & Cromwell LLP, are ready to meet with you and your advisors to discuss all aspects of our proposal, and to answer any questions you have. In that regard, we request that you respond to this letter no later than 4:00 p.m. EDT on Tuesday, September 16. We look forward to hearing from you.

Yours truly,

/s/ Rajiv De Silva
Rajiv De Silva
President & Chief Executive Officer

cc:	Alison Ressler, Sullivan & Cromwell LLP
Christopher Hite, Citigroup

3